808 Wilshire Boulevard, 2nd Floor T: 310.255.7700 Santa Monica, California 90401 F: 310.255.7702

July 29, 2011

Kevin Woody, Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	Douglas Emmett, Inc.
Form 10-K for the year ended December 31, 2010
Filed February 25, 2010
File No. 1-33106

Dear Mr. Woody:

We are in receipt of your fax transmittal dated July 15, 2011 regarding comments to the above referenced filing.  We appreciate your assistance in enhancing both compliance and disclosure requirements with respect to our filing.  For your convenience, the comment contained in your July 15th letter is reprinted below in italics followed by our response:

Form 10-K for the year ended December 31, 2010

Comment 1
We note your response to comment 1 of our comment letter dated June 6, 2011.  Please provide a more detailed analysis explaining why your management generally does not use FFO, net operating income or same store net operating income as key performance measures and describe what your management uses as key performance measures to manage your business.

Response to Comment 1
We manage our business by developing a detailed budget for each of the consolidated and unconsolidated properties we operate, before the beginning of each year.  The group(s) responsible for each of the controllable portions of that budget are then responsible for managing to that portion of the budget.  We also monitor percentage leased and percentage occupied, since in the short term those are the primary drivers of our revenues, as well as the movement of rental rates.  Other aspects of our business, such as the results from our funds and various aspects of our G&A, are each managed against its own budget, while our interest expense and certain other items are largely determined by the agreements we negotiate from time to time and external events.

Kevin Woody, Accounting Branch Chief
United States Securities and Exchange Commission
July 29, 2011

For us, “FFO,” “net operating income” and “same store NOI” are of limited utility in making management decisions since they (i) do not fully reflect the results of any of our unconsolidated buildings, (ii) combine the results of our office and multifamily properties, and (iii) combine the results of all our properties and all categories of revenue and expense, so that individual results and responsibility are disguised.  Thus, a report that our average NOI is up or down does not provide any real understanding on whether and how to make changes at one or more properties.  In addition to these general principles, “same store NOI” is not very useful in our management process, as its purpose is to facilitate year over year comparisons, which we do not generally use, and  FFO is not particularly useful as it has been substantially affected by interest expense and other factors largely beyond our control to manage on a quarterly or even annual basis.

We do recognize that many investors consider these metrics, and accordingly we look at them for discussions investor relations purposes and include them in our Supplemental (along with the definitions we use in calculating them).

In connection with the aforementioned responses, Douglas Emmett, Inc. acknowledges that:

•	we are responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any additional questions please contact me directly at (310) 255-7714.

Sincerely,

/s/ Theodore Guth
Theodore Guth
Executive Vice President
Douglas Emmett, Inc.